Exhibit 4

Stock Block Trading Agreement

(English Translation, for reference only)

This Stock Block Trading Agreement (this “Agreement”) is entered into by and between the following parties on August 25, 2022 in Beijing, the People’s Republic of China (“China” or the “PRC”):

Party A: Cosmic Soar Limited

Party B: Fang Jin

1.	Whereas:

1.1.	Scienjoy Holding Corporation（思享无限控股有限公司)，is a company limited by stocks duly established and validly existing, and its public offering stocks are listed and traded on NASDAQ Stock Exchange of the U.S. (NASDAQ:SJ).

1.2.	Party A, as a holder of SJ stocks, intends to sell 650,000 unrestricted stocks held by it in SJ (the “Target Stocks”) through block trading.

2.	Trading Date

August 26, 2022

3.	Number of Target Stocks

The number of stocks traded by both parties shall be: 650,000 stocks.

4.	Purchase Price

The price per stock is US$3.51, and the total price is US$2,281,500. The strike price of the stock is the closing market price on the execution date of this Agreement.

5.	Trading Method

Party A shall transfer the Target Stocks to Party B through block trading on the Trading Date as specified in this agreement, and Party B shall purchase the Target Stocks transferred by Party A through block trading and pay the price to Party A according to this Agreement.

6.	Trading Process

Party A shall transfer the Target Stocks to Party B through block trading on the Trading Date as specified in this Agreement, and Party B shall purchase the Target Stocks transferred by Party A through block trading and pay the price to Party A according to this Agreement. Party A shall transfer such number of the Target Stocks to Party B’s securities account on the Trading Date, and Party B shall pay Party A the total Purchase Price within six (6) months thereafter.

7.	Parties’ Information

8.	Rights and obligations

8.1.	Party A shall ensure that the information delivered to Party B is accurate and correct.

8.2.	Party A shall do its best to ensure the completion of the trading.

8.3.	Party B shall pay the price to Party A according to this Agreement.

8.4.	Party B shall do its best to ensure the completion of the trading.

9.	Representations and Warranties

9.1.	Each party has all of its rights, authorities and necessary capacities to execute and perform this Agreement. The representative of each party who signs this Agreement on behalf of such party shall have obtained all necessary corporative authorization in due course for such party’s execution, delivery and performance of this Agreement.

9.2.	The documents, materials and information offered and delivered by each party are true, legal, accurate and effective.

9.3.	Each party undertakes that it has performed all necessary procedures for the trading in compliance with all relevant securities laws and regulations in U.S..

10.	Confidentiality

Each party undertakes that any documents, materials and information for discussion, execution and performance of this Agreement, including but not limited to trade secrets, company’s plans, operating activities, financial information, technologies, business information and any other business secrets, which belongs to another party and not available from the public, shall be treated as confidential information. Without prior consent from the information providing party, any other parties shall not disclose all or part of the confidential information to any third party, unless otherwise provided in applicable laws and regulations or mutually agreed by the parties.

11.	Notices

All notices and circulation of the documents given pursuant to this Agreement can be delivered by letters, faxes, telegrams, e-mails, short messages via mobile phones.

12.	Liability of Breaching

Any party who violates this Agreement shall indemnify and hold harmless the observant party from and against any and all losses suffered by observant party as a result of or based upon or arising from the breaching party’s violations. The observant party has the right to give a reasonable period for the breaching party to correct or remedy such breaches by written notice, and at the same time has the right to request the breaching party to compensate the observant party for the losses caused by its breach of this Agreement.

13.	Governing Law and Resolution of Disputes

13.1.	The execution, construction and performance of this Agreement and the resolution of disputes hereunder shall be governed by the laws of PRC.

13.2.	In the event of any dispute arising from the performance of this Agreement, the parties shall first resolve the dispute through friendly negotiations. In the event the parties fail to reach an agreement or are unwilling to negotiate on the dispute, either party may submit relevant dispute to the Beijing Arbitration Commission for arbitration.

14.	Effectiveness and Miscellaneous

14.1.	This Agreement shall become effective upon execution by the parties.

14.2.	If there is any discrepancy between this Agreement and previous agreements between the parties or the Articles of Association of the Company, this Agreement shall prevail.

14.3.	In the event that any clause of this Agreement is found to be or becomes invalid or unenforceable by law or due to the reason not attributable to any party, both parties shall cooperate with each other and make all necessary amendments or modification to effectuate the trading hereunder.

14.4.	The parties can make supplementary agreements to this Agreement with respect to any matters not provided in this Agreement through friendly consultation. The supplementary agreement shall be construed as part of this Agreement, and if there is any discrepancy between the supplementary agreement and this Agreement, the supplementary agreement shall apply.

14.5.	This Agreement shall replace and supersede any verbal promise, agreement, or commitment between both parties with respect to the trading under this Agreement prior to execution of this Agreement.

14.6.	This Agreement is made in two original copies, and each party holds one copy, and each copy has the same legal effect.

Party A:

Cosmic Soar Limited

By:	/s/ Sheng Hou

Party B: Fang Jin

/s/ Fang Jin

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